SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2021

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR CUTS FULL YEAR (TO MAR 21) TRAFFIC FORECAST FROM "BELOW 35M" TO "BELOW 30M" AS NEW COVID LOCKDOWNS & TRAVEL RESTRICTIONS ANNOUNCED BY IRISH & UK GOVTS

Ryanair, Europe's largest airline, today (Thurs 7th Jan) briefed the markets that it now expects the newly announced Covid lockdowns in Ireland, the UK, and a small number of other EU countries this week, will materially reduce its flight schedules and traffic forecast through Jan, Feb & Mar. Ryanair now expects its Jan traffic to fall to under 1.25m passengers, and that new Covid restrictions could also reduce Feb and Mar traffic to as little as 500,000 passengers each month. In response, Ryanair will significantly cut its flight schedules from Thurs 21 Jan, which will result in few, if any, flights being operated to/from Ireland or the UK from the end of Jan until such time as these draconian travel restrictions are removed. All customers affected by these further flight cancellations and further travel restrictions will receive emails advising them of their entitlements of free moves and/or refunds later today.

These new cutbacks will reduce full year (FY March '21) traffic forecast from currently "below 35m" to between 26m to 30m passengers. Ryanair does not expect these flight cuts and further traffic reductions will materially affect its net loss for the year to 31 March 2021 since many of these flights would have been loss making.

Ryanair calls on the Irish and UK Governments to accelerate the slow pace of vaccine rollouts, and in particular, calls on the Irish Government to explain why Denmark, with a population of 5m, has vaccinated 40,000 citizens by Wed 6th Jan, whereas Ireland with a similar 5m pop., has vaccinated just 4,000, a vaccination rate that is 10 times slower than that of Denmark.

A Spokesperson for Ryanair said:

"The WHO have previously confirmed that Governments should do everything possible to avoid brutal lockdowns, because lockdowns "do not get rid of the virus". Ireland's Covid-19 travel restrictions are already the most stringent in Europe, and so these new flight restrictions are inexplicable and ineffective when Ireland continues to operate an open border between the Republic and the North of Ireland. Since Ireland's third lockdown will not get rid of the Covid virus, there is an onus on the Irish  Government to accelerate the rollout of vaccines, and the fact that the Danish Government, with a similar 5m population, has already vaccinated 10 times more citizens than Ireland shows that emergency action is needed to speed Covid vaccinations in Ireland.

NPHET (Ireland's Public Health Team), which we believe has mismanaged many aspects of Ireland's Covid response (face masks, test & trace, international travel, care homes and meat factories), should now release a daily report of the number of vaccines administered in Ireland, and explain why they continue to run behind the vaccination rates of other similar sized EU countries. Vaccinations rather than lockdowns is the way out of this Covid-19 crisis, and the sooner NPHET takes action to accelerate Ireland's vaccine rollout speed, the better."

ENDS

For further info

please contact:

Alejandra Ruiz                                   Piaras Kelly
Ryanair DAC                                      Edelman Ireland
Tel: +353-1-9451799                         Tel: +353-1-592 1330
press@ryanair.com                             ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 07 January, 2021

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary